Canwest's Australian Operations Report First Half Fiscal 2009 Results

WINNIPEG, April 1, 2009 – Canwest Global Communications Corp. (“Canwest”) announced today that Ten Network Holdings Limited (“Ten Holdings”) reported second quarter fiscal 2009 consolidated revenues of A$175.3 million and consolidated EBITDA of A$27.3 million. Canwest owns approximately 57% of Ten Holdings.

Ten Holdings, which owns and operates the TEN Television Network (“TEN Television”) in Australia and EYE Corp.’s (“EYE”) multi-national out-of-home advertising business, reported first half consolidated revenues of A$467.6 million and consolidated EBITDA of A$118.9 million for fiscal 2009. Results for the first six months of fiscal 2009 represent decreases in consolidated revenues of 11.2% and consolidated EBITDA of 27.4% compared to first half results of the last fiscal year. These results are in line with the guidance that Ten Holdings provided to the Australian market on February 17, 2009.

For the six months ending February 28, 2009, TEN Television reported revenues of A$380.9 million, down 12.2% compared to the same period last year. The results reflect the absence of the Rugby World Cup and AFL Grand Final and the residual impact of the Beijing Olympics.  TEN Television reported EBITDA of A$114.1 million compared to A$158.7 million for the same period last year. EYE reported EBITDA of A$5.3 million compared to A$5.5 million for the same period last year.

Cost containment initiatives helped TEN Television offset declines in revenue. Television costs were 3.0% lower than the prior half year. Consistent with previous guidance, TEN Television expects its costs to be lower for the full year even with the launch and operation of its 24-hour all-sport digital channel ONE, which launched last month, as well as its ongoing investment in international and domestic program initiatives.

The cost of ONE will be less than A$20 million per year and the channel is expected to break even in its first full year of operation. ONE, which currently has an audience reach of more than 60% of TEN Television mainland metropolitan markets, and this is accelerating rapidly with the take-up of digital Television.

As previously disclosed on February 17, 2009, a review of assets and contracts in EYE and TEN Television resulted in non-recurring expense items being recognised, representing asset write downs and losses on onerous contracts (A$123 million) and a non-recurring tax expense from the write-off of tax losses (A$10 million) in EYE as well as asset write downs in TEN Television (A$15 million). These first half fiscal 2009 results also include an income tax recovery of A$12 million associated with the non-recurring expense items.

"Ten Holdings is responding to the continued short and challenging advertising market through exercising all operational levers, including rigorous cost control which is an ongoing focus of management across the group,” said Ten Holdings’ executive chairman Nick Falloon.

Mr. Falloon added: “All areas of our business have been comprehensively reviewed, achieving considerable cost reductions in non income-generating areas of expenditure. As a result, full year costs will be lower than in 2008.”

TEN Television has had a healthy start to the 2009 ratings year. In primetime, TEN Television remains the number one network in the 16-39 demographic and is highly competitive in the tightly contested 18-49 demographic.

During the second quarter, Ten Holdings paid an interim dividend which resulted in Canwest receiving dividends in the amount of approximately A$10 million. Currently, Ten Holdings does not expect a further dividend payment in the 2009 fiscal year reflecting the impact on earnings from certain non-recurring items recognised in its financial results in the second quarter.

Ten Holdings’ financial results are recorded in accordance with Australian Equivalents to International Financial Reporting Standards and will be subject to foreign currency translation and adjustment to Canadian GAAP upon consolidation with Canwest's other operations.

Forward Looking Statements:

This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Canwest. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions.  The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2008 dated November 24, 2008 filed by Canwest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at  www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three months ended November 30, 2008. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A,) is an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, Canwest is Canada’s largest publisher of English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Indonesia, Singapore, the United Kingdom and the United States.

For further information:

Media Contact:
John Douglas, Vice President, Public Affairs
Tel: (204) 953-7737
jdouglas@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations
Tel: (204) 953-7731
hharley@canwest.com